SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of October 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated October 6, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  October 6, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.    DESCRIPTION

    1.             Press release dated October 6, 2005.

                                    EXHIBIT 1


                                                    [LOGO OF ELBIT SYSTEMS LTD.]


        ELBIT SYSTEMS AWARDED A $57 MILLION FRAMEWORK CONTRACT (IDIQ), TO SUPPLY THE AVIATOR'S NIGHT VISION IMAGING SYSTEM/HEADS UP DISPLAY
            (ANVIS/HUD) SYSTEM FOR US ARMY AND OTHER DOD HELICOPTERS

Elbit Systems, Haifa, 6 October 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that EFW Inc, an Elbit Systems of America company, has been awarded a $57 Million framework contract (IDIQ - Indefinite Delivery / Indefinite Quantity contract) by the US Government to supply the ANVIS/HUD for US Army utility helicopters and other DOD rotary-wing platforms. Under this contract, which will cover up to a five-year period, the Army may place purchase orders with EFW for ANVIS/HUD systems from time to time for up to the aggregate amount of the contract.

The ANVIS/HUD system provides a significant increase in situational awareness and safety by allowing the pilot to fly "head out of the cockpit" during night operations and projecting critical flight information into the night vision goggles' view. This system has been in operational use by US Army, US Navy / Marines and USAF rotary wing pilots since the mid 1990's and is installed on most of these utility and special operations helicopter fleet platforms, including the H-60, CH-53 CH-47, CH-46, H-1, V-22 and others.

Commenting on the award, Rotorcraft Mission Systems Vice President Kelly Dameron said, "This award will allow EFW to continue the supply of operationally excellent systems for US pilots to safely and effectively execute their night missions."

EFW Inc. also supplies the Integrated Helmet and Display Sighting System (IHADSS) used to provide US Army Apache attack helicopter pilots with helmet mounted night vision, flight data, and weapons targeting information.

Additionally, EFW with its VSI joint venture, provides the Joint Helmet Mounted Cueing System (JHMCS) used in fixed wing fighter aircraft in the US and other allied countries and is under contract to supply the highly advanced HMD system for the F-35 Joint Strike Fighter program. EFW provides systems for various weapon platforms for U.S. and allied military forces. EFW is a Gold supplier to Boeing and a valued Team Apache Member.

ABOUT ELBIT SYSTEMS
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------
CONTACTS:

COMPANY CONTACT                         IR CONTACTS
Ilan Pacholder, Corporate Secretary     Ehud  Helft/Kenny  Green
  and VP Finance  &  Capital  Markets
ELBIT  SYSTEMS  LTD.                    GK INTERNATIONAL
Tel: 972-4 831-6632                     Tel:  1-866-704-6710
Fax: 972-4 831-6659                     Fax: 972-3-607-4711
pacholder@elbit.co.il                   ehud@gk-biz.com
                                        kenny@gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.